FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, July 30, 2019

Ger. Gen. No. 65 /2019

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                              Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (“FMC”), and duly authorized, I hereby inform you of the following Significant Event in relation to Enel Americas S.A. (“the Company”) concerning the capital increase agreed at the Company’s Extraordinary Shareholders Meeting held on April 30, 2019 and registered in the FMC Securities Registration under number 1083:

The second preemptive subscription period in Chile will start on August 6, 2019. You will be entitled to participate in the second preemptive subscription period the shareholders or their assignees who have subscribed and paid shares during the first preemptive subscription period in Chile and who are still the Company’s shareholders at midnight on the fifth business day prior to the start of the second preferred subscription period in Chile. During the second preemptive subscription period, 504,945,557 new payment shares shall be offered to the Company’s shareholders who will be entitled to subscribe 0.0277064418840738 new shares for each share they subscribed and paid during the first preemptive subscription period.

Yours truly,

Domingo Valdés

General Counsel

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

 Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

    Representante de Tenedores de Bonos Locales (Local Bondholders Representative)

    Comisión Clasificadora de Riesgo (Risk Classification Commission)

 Depósito Central de Valores SA (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: July 31, 2019